Exhibit 12.1

YUM! Brands, Inc.
Ratio of Earnings to Fixed Charges Years Ended 2007-2003
 (in millions except ratio amounts)

	52 weeks	53 weeks	52 weeks
	2007	2005	2006	2004	2003
Earnings:
Pretax income from continuing operations before cumulative effect of accounting changes	$1,191	$1,026	$1,108	$1,026	$886

50% or less owned Affiliates’ interests, net	(7)	(8)	(12)	2	1

Interest expense	217	148	172	145	185

Interest portion of net rent expense	243	179	209	164	147

Earnings available for fixed charges	$1,644	$1,345	$1,477	$1,337	$1,219
Fixed Charges:
Interest expense	$217	$148	$174	$146	$185

Interest portion of net rent expense	243	179	209	164	147

Total fixed charges	$460	$327	$383	$310	$332

Ratio of earnings to fixed charges	3.57	4.11	3.86	4.31	3.67